FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Trillium Therapeutics Inc. (the “Company”)
2488 Dunwin Drive
Mississauga, Ontario
L5L 1J9

Item 2. Date of Material Change

June 19, 2018

Item 3. News Release

The news release was disseminated through the services of GlobeNewswire on June 19, 2018.

Item 4. Summary of Material Change

The Company entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC (the "Agent"), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$25 million. Sales of Common Shares through the Agent, acting as agent, will be made through “at the market” issuances on the Nasdaq Capital Market at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold on the Toronto Stock Exchange or any other trading markets in Canada.

The Company has filed a prospectus supplement dated June 19, 2018 qualifying the Common Shares to the base prospectus included in the Company’s U.S. registration statement on Form F-10 (Registration No. 333-222085) declared effective on January 8, 2018.

Item 5.1. Full Description of Material Change

See attached press release as Schedule A.

Item 5.2. Disclosure of Restructuring Transaction

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer

James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
Tel: (416) 595-0627 x 232
Email: james@trilliumtherapeutics.com

Item 9. Date of Report

June 25, 2018

Schedule “A”

FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS ANNOUNCES “AT-THE-MARKET” ISSUANCE
PROGRAM AND FILING OF PROSPECTUS SUPPLEMENT

TORONTO, June 19, 2018 – Trillium Therapeutics Inc. (NASDAQ:TRIL) (TSX:TRIL) (“Trillium” or the “Company”), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has entered into a sales agreement (“Sales Agreement”) with Cowen and Company, LLC (the “Agent”) pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agent, acting as agent and/or principal, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$25 million. Sales of Common Shares through the Agent, acting as agent, will be made through “at the market” issuances on the Nasdaq Capital Market (“NASDAQ”) at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada.

The Company has filed a prospectus supplement dated June 19, 2018 to the base prospectus included in its U.S. registration statement on Form F-10 (Registration No. 333-222085) declared effective on January 8, 2018. The U.S. prospectus supplement (together with the related base prospectus) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related base shelf prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of these documents may be obtained from Cowen and Company LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by telephone at (631) 274-2806. Before you invest, you should read the U.S. prospectus supplement and the related base shelf prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

The Company intends to use the net proceeds of the offering for: (i) ongoing research and development activities; (ii) working capital and general corporate purposes, which may include advancing the development of its SIRPaFc program; and (iii) investment in other development programs.

For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ. Listing of the Common Shares on the TSX will be subject to fulfilling all applicable listing requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Trillium Therapeutics

Trillium is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. Trillium has two active TTI-621 clinical trials: A phase 1 study evaluating intravenous dosing of SIRPaFc in patients with advanced cancer (NCT02663518), and a phase 1 study evaluating direct intratumoral injections in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. A phase 1 clinical trial (NCT03530683) evaluating intravenous dosing of TTI-622, an IgG4 SIRPaFc fusion protein, in patients with relapsed or refractory lymphoma or myeloma is underway. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Such statements include, but are not limited to, statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Forward-looking statements in this press release include statements about, without limitation, Trillium’s ability to obtain requisite approvals, including approval of the TSX and NASDAQ, for the listing of the Common Shares, its ability to complete the offering of Common Shares and its proposed use of proceeds. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not Trillium will be able to raise sufficient capital through the sale of Common Shares, the final terms of the proposed offering, market and other conditions, and the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium’s Annual Information Form for the year ended December 31, 2017 filed with the Canadan securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium’s continuous disclosure filings, which are available at www.sedar.com and www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
1-416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
1-619-849-5385
jessica@canalecomm.com